FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         A press release dated February 8, 2002 announcing STMicroelectronics' withdrawal from the PC graphics markets.

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                           [STMicroelectronics Logo]

                                 PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                               COMUNICATO STAMPA
                               PRESSEINFORMATION

PR No. C1146H

             STMicroelectronics to withdraw from PC Graphics market

Geneva, February 8, 2002 - STMicroelectronics (NYSE: STM) has announced that it is withdrawing from the PC Graphics Accelerator IC market and is currently seeking a buyer for the related assets and activities of its PC Graphics business, which accounted for approximately $15 million of ST's $6.36 billion revenues in 2001.

The potential sale is in line with ST's objective of focusing its R&D efforts on market areas that are strategically important to the Company, notably: communications, automotive, computer peripherals, smart cards and digital consumer. In the digital consumer market, ST will continue to emphasize set-top box, DVD and digital TV applications, in which the Company holds worldwide leadership positions.

About STMicroelectronics
STMicroelectronics, the world's third largest independent semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, IP portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com.

For further information, please contact:

Media Relations                         Investor Relations

STMicroelectronics                      STMicroelectronics
Maria Grazia Prestini                   Benoit de Leusse
Director, Corporate Media Relations     Investor Relations Manager, Europe
Tel.: +41.22.929.6945                   Tel: +33.4.50.40.24.30

Morgen Walke Europe                     Morgen Walke Europe
Lorie Lichtlen                          Nicole Curtin / Jean-Benoit Roquette
Tel. +33.1.47.03.68.10                  Tel. +33.1.47.03.68.10


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2002                     STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer